Exhibit 8.1

Subsidiaries of Can-Fite BioPharma Ltd.

The following table sets forth the name and jurisdiction of incorporation of our subsidiaries as of May 9 , 2013.

Jurisdiction of
Name of Subsidiary	Incorporation

OphthaliX, Inc.	Delaware

Eye-Fite Limited	Israel

Ultratrend Limited	United Kingdom